SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: November 14, 2006

                                 LANOPTICS LTD.
                                1 HATAMAR STREET
                              YOKNEAM 20692, ISRAEL

                           --------------------------

              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD DECEMBER 12, 2006

Dear LanOptics Ltd. Shareholders:

     We cordially invite you to attend the 2006 Annual General Meeting of Shareholders of LanOptics Ltd. (the "Company"), to be held at 11:00 a.m. (Israel time) on Tuesday, December 12, 2006, at the principal executive offices of the Company at the above address, for the following purposes:

     (1) To elect three directors to serve until the Company's 2007 Annual General Meeting of Shareholders;

     (2) To elect one outside director for an initial three-year term expiring at the Company's 2009 Annual General Meeting of Shareholders;

     (3) To authorize the future Chairman of the Company's Board of Directors to serve as both Chairman of the Company's Board of Directors and the Chief Executive Officer of the Company's subsidiary EZchip Technologies Ltd. for up to three years following the Meeting;

     (4) To ratify and approve an amendment to the Company's 2003 Israeli Share Option Plan providing for the grant of restricted share units as well as options, and increasing the number of shares available for future awards under the plan;

     (5) Subject to the approval of Proposal 4, to approve the grant of options or restricted share units to the non-employee directors of the Company (including outside directors);

     (6) To ratify the grant to one of the Company's directors, who is the Chief Executive Officer of EZchip, of options to acquire shares of EZchip;

     (7) To approve an amendment to the terms of options granted to two of the Company's directors providing for an extension of the period during which they may exercise the options following the conclusion of their service; and

     (8) To ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2006, and to authorize the compensation of such independent registered public accountants; and to review and discuss the Company's consolidated financial statements for the fiscal year ended December 31, 2005.

     Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                              By Order of the Board of Directors

                                              Sincerely,

                                              Eli Fruchter
                                              DIRECTOR

                                 LANOPTICS LTD.
                                1 HATAMAR STREET
                              YOKNEAM 20692, ISRAEL

                            -------------------------

                                 PROXY STATEMENT

                            -------------------------

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished to the shareholders of LanOptics Ltd. (the Company") in connection with the solicitation of proxies on behalf of the Board of Directors of the Company to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held on December 12, 2006 at 11:00 a.m. (Israel time), at the principal executive offices of the Company at the above address.

     This Proxy Statement, the attached Notice of Meeting and the enclosed proxy card are being mailed to shareholders on or before November 13, 2006.

     PURPOSE OF THE ANNUAL GENERAL MEETING

     At the Meeting, shareholders will be asked to vote upon the following matters: (1) the election of three directors to serve until the Company's 2007 Annual General Meeting of Shareholders; (2) the election of one outside director for an initial term of three years expiring at the Company's 2009 Annual General Meeting of Shareholders; (3) authorization of the future Chairman of the Company's Board of Directors to serve as both Chairman of the Company's Board of Directors and the Chief Executive Officer of the Company's subsidiary EZchip Technologies Ltd. ("EZchip") for up to three years following the Meeting; (4) ratification and approval of an amendment to the Company's 2003 Israeli Share Option Plan providing for the grant of restricted share units as well as options and increasing the number of shares available for future awards under the plan;
(5) subject to the approval of Proposal 4, approval of the grant of options or restricted share units to the non-employee directors of the Company (including outside directors); (6) ratification of the grant to one of the Company's directors, who is the Chief Executive Officer of EZchip, of options to acquire shares of EZchip; (7) approval of an amendment to the terms of options granted to two of the Company's directors providing for an extension of the period during which they may exercise the options following the conclusion of their service; and (8) ratification of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2006, and to authorize the compensation of such independent registered public accountants. In addition, the consolidated financial statements of the Company for the year ended December 31, 2005 will be reviewed and discussed at the Meeting.

PROXY PROCEDURE

     Only holders of record of our ordinary shares, par value of NIS 0.02 per share, as of the close of business on November 3, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

     The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting. Please follow the instructions on the proxy card. Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by the Company's transfer agent or at the Company's registered office in Israel at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker "non-vote" occurs when a nominee holding ordinary shares of the Company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     The Company will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to the Company's transfer agent or to the Company's registered office in Israel at least 48 hours prior to the Meeting. You may change your mind and revoke your proxy by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting.

QUORUM AND VOTING

     On November 3, 2006, the record date for determination of shareholders entitled to vote at the Meeting, the Company had outstanding 11,665,021 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

     At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Board may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

     An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of November 3, 2006 there were no persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The following table sets forth certain information as of such date concerning the number of Ordinary Shares beneficially owned by all directors and executive officers as a group:

                                                       NUMBER OF
NAME                                                   SHARES(1)     PERCENT (%)
----                                                   ---------     -----------

All directors and executive officers as a group
(6 persons)(2)                                         849,830          6.8%

----------

     (1) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of November 3, 2006. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

     (2) As of November 3, 2006, all directors and executive officers as a group (6 persons) held vested options exercisable into 269,739 Ordinary Shares at exercise prices ranging from $4.23 to $6.93. These options expire between December 2009 and November 2013.

          ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

     In accordance with the Company's Articles of Association, the Board of Directors of the Company shall consist of not less than three nor more than fourteen directors, as may be fixed from time to time by the shareholders. The Company's shareholders last fixed the maximum number of directors at ten. The Company currently has six directors, including two outside directors mandated by the Israeli Companies Law (the "Companies Law"). (SEE ITEM 2 BELOW REGARDING OUTSIDE DIRECTORS.)

     Shareholders are being asked to reelect all of the current directors who are not outside directors (see Item 2), other than Dr. Meir D. Burstin, the Company's current Chairman of the Board of Directors, who has advised the Company that he does not wish to stand for reelection. If all of the Company's nominees are elected, following the Meeting there will be five members of the Board of Directors of the Company (including the outside directors) in office.

     In general, under NASDAQ Marketplace Rules a majority of the Company's Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and the Audit Committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission. The Company's Audit Committee currently consists of three members of the Board of Directors of the Company who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. The Company's Audit committee currently consists of Benjamin D. Gaon and David Schlachet, the Company's current outside directors (see Item 2), and Karen Sarid, who serves as the Company's audit committee financial expert, as defined in Item 401 of Regulation S-K.

     As permitted by the NASDAQ Marketplace Rules, the Company follows Israeli law rather than the NASDAQ requirement regarding the process for the nomination of directors. Under Israeli law and practice directors are elected by the shareholders, unless otherwise provided in a company's articles of association. The Company's articles of association do not provide otherwise. The Company's practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

     Accordingly, the Company's Board of Directors recommends that the following three nominees be elected to serve as members of the Board of Directors until the next annual meeting of shareholders to be held in 2007, and until their successors are elected and qualified. Set forth below is information about the nominee, including principal occupation, business history and other directorships held (if any).

     ELI FRUCHTER, 51, the President and Chief Executive Officer of EZchip, a position that he has held since EZchip's inception, has also served as a director of the Company since its inception. Mr. Fruchter has served as General Manager of the Company from its inception until May 1999, and as President, Chief Executive Officer and General Manager from May 1999 through September 1999. From March 1995 until September 1999, Mr. Fruchter was the Chairman of the Board of Directors of the Company. Mr. Fruchter was among the founders of Adacom Technologies Ltd. ("Adacom"), a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987, Mr. Fruchter served as a research and development manager at Adacom, and from January 1988 until November 1989 as the Manager of Adacom's marketing department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiber optics systems. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

     PROF. RAN GILADI, 52, has served as a director of the Company since December 2001. Dr. Giladi is a faculty member at Ben-Gurion University of the Negev, Beer-Sheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Dr. Giladi was the active Chairman of DiskSites, Inc., a data-communication company which was acquired by Expand Networks Ltd. in 2006. He co-founded InfoCyclone Inc. in 2000, which produces storage appliances for owners of massively accessed repositories, and was its President and Chief Executive Officer from 2000 until 2002. Dr. Giladi taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. He co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Board of Directors of the Consortia. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel Aviv University.

     KAREN SARID, 56, has served as a director of the Company since December 2001. Ms. Sarid is the General Manager of Orex Computed Radiography Ltd. ("Orex") (advanced radiography systems for the digital x-ray market), a Kodak company. Prior thereto and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid served as the Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. From 1993 through 1996, Ms. Sarid served as the Chief Financial Officer of the Company. She is a director of Gilat Satellite Networks Ltd. and of Oridion Systems Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel. Ms. Sarid is a member of the Company's Audit Committee and serves as the Company's audit committee financial expert, as defined in Item 401 of Regulation S-K.

     The Board of Directors knows of no current circumstances that would render any nominee named herein unable to accept nomination or election. In the event that such named director nominee would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by the Board of Directors of the Company.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the election of the nominees named above to the Board of Directors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINEES NAMED ABOVE.

                      ITEM 2 - ELECTION OF OUTSIDE DIRECTOR

     The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. Both of the outside directors must serve on the Company's statutory Audit Committee, and at least one outside director must serve on each committee of the Board of Directors. In general, the term of office of an outside director is three years and may be extended for one additional term of three years. Outside directors are elected by the shareholders by a special majority. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

     According to a March 2005 amendment to the Companies Law, effective as of January 2006, in general at least one of the outside directors must have "accounting and financial expertise" and the other outside directors must have "accounting and financial expertise" or "professional expertise," as such terms are defined by regulations promulgated under the Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director has (i) accounting and financial expertise or (ii) professional expertise, and at the time the appointment is to be renewed, an outside director who is has accounting and financial expertise serves on the board of directors and such other number of directors who have accounting and financial expertise serve on the board of directors as determined by the board of directors of the company.

     Mr. Benjamin D. Gaon was reelected to serve as an outside director of the Company at the 2003 annual general meeting of shareholders for a second three-year term until the 2006 annual general meeting of shareholders, following which the service of Mr. Gaon as an outside director may not be extended. Mr. David Schlachet was elected to serve as an outside director of the Company at the 2005 annual general meeting of shareholders for an initial three-year term until the 2008 annual general meeting of shareholders, following which the service of Mr. Schlachet as an outside director may be renewed for only one additional three-year term.

     At the Meeting, shareholders will be asked to elect Mr. Shai Saul as an outside director of the Company for an initial three-year term until the Company's 2009 annual general meeting of shareholders or until his successor is elected and qualified. The Company's Board of Directors has determined that Mr. Shai Saul qualifies as an outside director within the meaning of the Companies Law.

     Set forth below is information about Mr. Shai Saul, the nominee for outside director, including principal occupation, business history and other directorships held.

     Shai Saul, 44, is Managing General Partner of Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, which he co-founded in 1999. During 2001, he acted as interim CEO of CopperGate Communications. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital rights management and security solutions. From 1993 to 1994 he served as Chief Executive Officer of Ganot Ltd. Mr. Saul also serves as Chairman of the Board of CopperGate Communications and as a director of Allot Communications. His past board positions include Native Networks and Teleknowledge. Mr. Saul holds an LL.B. from Tel Aviv University.

     The election of an outside director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter. In addition, the shareholder approval must include at least one-third of the non-controlling shareholders who are present at the Meeting, in person or by proxy, and vote on the matter or, alternatively, the total shareholdings of the non-controlling shareholders who vote against such proposal must not represent more than one percent of the voting rights in the Company. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of a company, other than by reason of being a director or other office holder of the company.

     The Board of Directors knows of no current circumstances that would render the nominee for outside director named herein unable to accept nomination or election. In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by the Board of Directors of the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RESOLUTION TO ELECT THE NOMINEE FOR OUTSIDE DIRECTOR.

OUTSIDE DIRECTOR CONTINUING IN OFFICE

Biographical information concerning the outside director continuing in office follows for informational purposes only.

     DAVID SCHLACHET, 61, has served as an outside director of the Company since September 2005. Mr. Schlachet is Chief Executive Officer of Syneron Medical Ltd., a position he has held since November 2005 after having served as Chief Financial Officer of Syneron since July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a Senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From 1992 to 1995, Mr. Schlachet also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995, Mr. Schlachet served first as chief executive officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and chairman of the audit committee of NASDAQ-listed companies Pharmos Inc. and Compugen Ltd., and as a director of Adgar Investment and Development, which is listed on the Tel Aviv Stock Exchange. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

       ITEM 3 - AUTHORIZATION OF ELI FRUCHTER TO SERVE AS BOTH CHAIRMAN OF THE BOARD OF THE COMPANY AND CHIEF EXECUTIVE OFFICER OF EZCHIP

     Under the Companies Law, the chairman of the board of directors of a public company, such as the Company, cannot also serve as the chief executive officer of the company or exercise any of the powers of the chief executive officer, unless authorized by the Company's shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder resolution.

     Dr. Meir D. Burstin, who currently serves as the Chairman of the Company's Board of Directors, has advised the Company that he will not stand for reelection at the Meeting (see Item 1). Subject to the approval of the shareholders at the Meeting, the current members of the Company's Board of Directors have determined to appoint Mr. Eli Fruchter as Chairman of the Board of Directors in place of Dr. Burstin.

     Mr. Fruchter serves as President and Chief Executive Officer of the Company's subsidiary, EZchip. The Company's business now consists of the development and marketing of high performance network processors through EZchip, an independent business unit in which the Company currently holds approximately 60% of the outstanding shares. In addition, the Company has indicated that it wishes to exchange its shares from time to time for EZchip shares, which may ultimately result in the effective merger of the Company and EZchip. Consequently, the provision of the Companies Law which states that the chairman of the board of a public company cannot also serve as the chief executive officer of the company or exercise any of the powers of the chief executive officer, unless authorized by shareholders, may be deemed to apply to the Company and Mr. Fruchter.

     The Board of Directors believes that it is in the best interests of the Company that Mr. Fruchter serve both as Chairman of the Company's Board of Directors and as Chief Executive Officer of EZchip (or of the Company, in the event of the share exchange referenced above). The Board of Directors is therefore seeking authorization for Mr. Fruchter to serve in both these capacities for an initial period of up to three years.

     It is therefore proposed that the following resolution be adopted at the
Meeting:

     "RESOLVED, to authorize Mr. Eli Fruchter to serve as Chairman of the Board of Directors of the Company and as Chief Executive Officer of EZchip Technologies Ltd. (or of the Company) for a period of up to three years."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is necessary to authorize Mr. Eli Fruchter to serve as Chairman of the Board of Directors of the Company and as Chief Executive Officer of EZchip (or of the Company). In addition, the shareholders' approval must include at least two-thirds of the Ordinary Shares voted by shareholders who are not controlling shareholders, or, alternatively, the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the voting rights in the Company. (See Item 2 for the provisions governing controlling shareholders.)

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO AUTHORIZE MR. ELI FRUCHTER TO SERVE AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY AND AS CHIEF EXECUTIVE OFFICER OF EZCHIP (OR OF THE COMPANY).

              ITEM 4 - RATIFICATION AND APPROVAL OF AN AMENDMENT TO
                 TO THE COMPANY'S 2003 ISRAELI SHARE OPTION PLAN

     The Company's Audit Committee and Board of Directors believe that it is essential for the Company to offer equity incentives in order to be able to continue to attract and retain the best available employees and directors and to promote their interest in the success of the Company's business. Recent changes to accounting rules relating to stock options, as well as the fact that currently no options remain available for future option grants under the Company's 2003 Israeli Share Option Plan (the "2003 Plan"), prompted the Company's Audit Committee and Board of Directors to explore new and flexible ways to provide equity incentives. As a result of the foregoing, subject to shareholder approval, the Company's Audit Committee and Board of Directors have approved an amendment to the 2003 Plan to allow for the grant thereunder of restricted share units ("RSUs") as well as options.

     In 2003, the Company adopted the 2003 Plan to reflect changes to Israeli tax law that came into effect at such time. The Company purposely provided for a very limited pool of options available for grant under the 2003 Plan, and at present, no options remain available for grant under the 2003 Plan. Therefore, subject to shareholder approval, the Company's Audit Committee and Board of Directors have approved a further amendment to the 2003 Plan so that an additional 180,000 Ordinary Shares will be available for future option grants or RSUs awards under the 2003 Plan.

     NASDAQ Marketplace rules require that a NASDAQ-listed company obtain shareholder approval for the adoption of, and material amendments to, most stock option plans.

     Below is a summary of the principal provisions of the proposed amendment to the 2003 Plan. This summary is qualified in its entirety by the terms of the amendment, a copy of which, as well as the 2003 Plan, will be available upon request.

SUMMARY OF THE AMENDMENT TO THE 2003 ISRAELI SHARE OPTION PLAN

     NAME OF PLAN. In order to reflect the change to the type of awards that may be made under the 2003 Plan, it is proposed to change the name of the plan to the "LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan."

     TYPE OF AWARDS. The proposed amendment provides for the award of RSUs as well as options under the 2003 Plan. Both of these awards will vest based on time milestones. Each RSU will represent one Ordinary Share.


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


     RESERVATION OF ADDITIONAL SHARES. An additional 180,000 Ordinary Shares will be reserved under the proposed amendment to the 2003 Plan for future option grants and RSU awards. Any Ordinary Shares subject to options will be deducted from the number of Ordinary Shares available for future issuance under the 2003 Plan. If any Ordinary Shares are issued as RSUs, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, three times this number of Ordinary Shares will be deducted from the number of Ordinary Shares available for future issuance under the 2003 Plan. For example, if 60,000 RSUs are issued with a purchase price of zero, the entire pool of 180,000 Ordinary Shares will be exhauster. Shares that are issued pursuant to any award under the 2003 Plan may not be returned to the 2003 Plan. However, if an award under the 2003 Plan expires or becomes unexercisable, without having been exercised in full, or with respect to RSUs is forfeited to the Company at its original price due to its failure to vest, the shares that were subject to the award will become available for future awards under the 2003 Plan.

     OPTIONS PRICE AND DURATION. The 2003 Plan provides that each option will expire on the date stated in the option agreement, which will not be more than ten years from its date of grant. The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant. The administrator will fix the period within which the award can be exercised and the exercise price.

     AUTHORITY TO AWARD OPTIONS AND RSUS. Under the proposed amendment, the 2003 Plan would be amended so that options and RSUs may be awarded by the share option compensation committee or the Board of Directors, subject to the provisions of the Companies Law. The 2003 Plan currently reflects the provisions of the Companies Law prior to its recent amendment, under which a committee of a company's board of directors was not permitted to issue shares or securities convertible or exercisable into shares, but could issue the shares underlying any such securities. Under such recent amendment to the Companies Law, a committee of a company's board of directors may issue or grant securities as part of an employee incentive plan or employment agreement provided that the issuance or grant is in accordance with an employee incentive plan which includes detailed standards that have been stipulated and approved by the company's board of directors.

     It is therefore proposed that the following resolution be adopted at the
Meeting:

     "RESOLVED, that the adoption of an amendment to the Company's 2003 Plan, as set forth in the Proxy Statement for the 2006 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is necessary to ratify and approve the adoption of an amendment to the Company's 2003 Plan.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO RATIFY AND APPROVE THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S 2003 PLAN.

                  ITEM 5 - APPROVAL OF GRANT OF OPTIONS OR RSUS
                     TO THE COMPANY'S NON-EMPLOYEE DIRECTORS

     Subject to approval of Item 4 above (relating to the amendment of the 2003
Plan), shareholders are being asked to approve the grant of options or RSUs to the non-employee directors of the Company.

     The Company has historically paid its directors cash compensation in amounts that the Company believes are quite low compared with the cash compensation provided by most comparable companies that are traded on NASDAQ. The Company has paid its outside directors only the minimum amount prescribed by the Companies Law and related regulations, and has not paid its other non-employee directors in cash. Instead, as noted above, the Company relies on equity incentives in order to be able to continue to attract and retain the best available directors and to promote their interest in the success of the Company's business. In 2003, the Company made a one-time grant of options to its non-employee directors with a three-year vesting schedule, designed to compensate these directors for their service in 2003 through 2005. The Company has not made a new grant to all non-employee directors since that time. The Company now wishes to compensate these directors for their subsequent service, and is therefore proposing an additional grant to cover 2006 through 2008, with immediate vesting of the first installment in order to provide compensation for 2006. The vesting schedule for Mr. Saul, and the amount of the grant to Mr. Gaon, conform to this principle.

     Under the Companies Law, the terms of compensation (including option grants or RSU awards) for directors of a public company, such as the Company, require the approval of the audit committee, the board of directors, and the shareholders, in that order.

     As noted above, the Company has not paid any cash compensation to its non-employee directors except, in the case of outside directors, for the minimum amount required under the Companies Law and related regulations. To partially compensate for this, in 2003, the Company granted each non-employee director then in office options to purchase 15,000 Ordinary Shares. In addition to the amounts provided by statute, and subject to shareholder ratification and approval of the proposed amendment to the 2003 Plan (as provided in Item 4 above), the Company's Audit Committee and Board of Directors have approved a one-time award of options or RSUs to each of the Company's non-employee directors (including outside directors) who are in office immediately following the Meeting, and to Mr. Benjamin D. Gaon, who shall cease to serve as a director after the Meeting, under the terms described below. The final determination as to whether to grant options or award RSUs to non-employee directors will be determined by the Company's Audit Committee based on a variety of factors, including tax considerations. Therefore, shareholders are also being asked to delegate to the Company's Audit Committee the final determination in this regard, within the parameters approved by the shareholders at the Meeting, described immediately below.

     In the event that the Audit Committee determines to grant options to the non-employee directors, each such option will be exercisable for 27,000 Ordinary Shares with respect to directors who are in office immediately following the Meeting, and 9,000 Ordinary Shares with respect to Benjamin D. Gaon. These options will vest in three equal installments, with the first installment vesting on December 31, 2006, the second installment on December 31, 2007 and the third installment on December 31, 2008; provided, however, that (i) all of the options of Mr. Gaon shall be fully vested on December 31, 2006, and (ii) the options of Mr. Shai Saul shall vest in three equal installments, with the first installment vesting on December 31, 2007, the second installment on December 31, 2008 and the third installment on December 31, 2009. In the event that the Audit Committee determines to award RSUs, the non-employee directors will be granted up to 9,000 RSUs (except for Mr. Gaon, who will be granted up to 3,000 RSUs). The RSUs will vest in the same manner set forth above with respect to the options. The options and RSUs will be granted under the 2003 Plan for a period of 5 years and in all other respects will be subject to the terms and conditions of the 2003 Plan. The Company may grant any combination of options and RSUs based on the ratio set forth above.

     Pursuant to regulations promulgated under the Companies Law, generally the terms of compensation of an outside director may not be changed during his or her term, except when a new outside director is elected and only if such revised terms are for the benefit of the continuing outside director. Accordingly, the following resolution, with respect to David Schlachet, our continuing outside director, is subject to the election of Mr. Shai Saul (see Item 2 above) or another new outside director.

     It is therefore proposed that the following resolution be adopted at the
Meeting:

     "RESOLVED, subject to the adoption of the proposed amendment to the 2003 Plan (Item 5 of the proxy statement for the Company's 2006 Annual General Meeting of Shareholders), to make a one-time award to each non-employee director of the Company who is in office immediately following the Company's 2006 Annual General Meeting of Shareholders of options to purchase 27,000 Ordinary Shares or 9,000 RSUs (or any combination thereof based on the same ratio of RSUs per option), and with respect to Mr. Gaon options to purchase 9,000 Ordinary Shares or 3,000 RSUs (or any combination thereof based on the same ratio of RSUs per option), upon the terms specified in the proxy statement for the Company's 2006 Annual General Meeting of Shareholders; and

     "FURTHER RESOLVED, to delegate to the Audit Committee of the Company the final determination as to whether to grant options or RSUs, in accordance with the terms approved at the Company's 2006 Annual General Meeting of Shareholders."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is necessary for the approval of the resolution to grant options or RSUs to the non-employee directors of the Company, and to delegate to the Audit Committee of the Company the authority to determine whether to grant options or RSUs.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO APPROVE THE GRANT OF OPTIONS OR RSUS TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY, AND TO DELEGATE TO THE AUDIT COMMITTEE OF THE COMPANY THE AUTHORITY TO DETERMINE WHETHER TO GRANT OPTIONS OR RSUS.

                  ITEM 6 - RATIFICATION OF THE GRANT TO ONE OF
                  THE COMPANY'S DIRECTORS OF OPTIONS TO ACQUIRE
                    SHARES OF THE COMPANY'S SUBSIDIARY EZCHIP

     Under the Companies Law, the compensation terms of directors of the Company (including option grants), whether in their capacity as directors or otherwise, require the approval of the audit committee, board of directors and shareholders, in the order.

     Eli Fruchter, a director of the Company, serves as President and Chief Executive Officer of EZchip, a private company in which the Company holds approximately 60% of the outstanding shares. The remaining shares are held by various venture capital funds. As part of a grant of options to all of the employees of EZchip, the Board of Directors of EZchip also approved the grant to Mr. Fruchter of options to acquire up to 500,000 ordinary shares of EZchip representing approximately 0.51% of EZchip's fully-diluted, as-converted shares. This option grant was made on the same terms as the grants to all other employees of EZchip.

     The Israel Securities Authority has taken the position that the grant of compensation by a wholly-owned subsidiary of a public company may constitute compensation by the public company. The Company does not believe that the foregoing grant of options to Mr. Fruchter falls within these guidelines because there are a significant number of minority shareholders of EZchip and also because the Company, whose principal trading market is in the United States, is not subject to the Israel Security Authority guidelines. Nevertheless, because the grant of EZchip options to Mr. Fruchter may be deemed to constitute compensation to him from the Company, particularly in light of the Company's expressed interest to exchange its shares from time to time for EZchip shares, the Company is seeking shareholder ratification for such grant out of an abundance of caution. The grant has been ratified by the Company's Audit Committee and Board of Directors.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, that the grant to Eli Fruchter of options to purchase up to 500,000 ordinary shares of EZchip Technologies Ltd., upon the terms set forth in the proxy statement for the Company's 2006 Annual General Meeting of Shareholders, be, and it hereby is, ratified."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter is necessary for the approval of the resolution to ratify the grant to Eli Fruchter of options to purchase ordinary shares of EZchip.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO RATIFY THE GRANT TO ELI FRUCHTER OF OPTIONS TO PURCHASE ORDINARY SHARES OF EZCHIP.

        ITEM 7 - APPROVAL OF AN AMENDMENT TO THE TERMS OF OPTIONS GRANTED
                    TO THE COMPANY'S TWO OUTGOING DIRECTORS

     Under the Companies Law, the compensation terms of directors of the Company (including option grants), whether in their capacity as directors or otherwise, require the approval of the audit committee, board of directors and shareholders, in the order.

     In 1999, Dr. Meir D. Burstin was appointed Chairman of the Board of Directors of the Company. In connection with such appointment, the Company granted to Dr. Burstin options to purchase 194,739 Ordinary Shares that were due to expire on April 15, 2003 or 60 days following the conclusion of his service (whichever is earlier). The grant of such options was approved in the manner required by Israeli law. In 2004, the terms of such option grant was amended so that the exercise period of the options was extended to December 31, 2009 or 60 days following the conclusion of Dr. Burstin's service (whichever is earlier). As required by the Companies Law, such extension was approved by the Company's Audit Committee, Board of Directors and shareholders.

     In 2003, Mr. Benjamin D. Gaon was granted options to purchase 15,000 Ordinary Shares that were due to expire on November 2, 2013 or 90 days following the conclusion of his service (whichever is earlier).

     Dr. Burstin has advised the Company that he does not wish to stand for reelection to the Company's Board of Directors (see Item 1), and the service of Mr. Gaon as a director of the Company may not be extended (see Item 2). Accordingly, the foregoing options would expire 60 days following the Meeting in the case of Dr. Burstin and 90 days in the case of Mr. Gaon. However, the Company's Audit Committee and Board of Directors have determined that enforcing this expiration date would not be in the best interests of the Company and its shareholders. Among other reasons, the exercise of the options (which are in the money) and the potential disposition of the underlying Ordinary Shares within a short period could adversely affect the market price of the Company's Ordinary Shares. Therefore, subject to shareholder approval at the Meeting, the Company's Audit Committee and Board of Directors have approved an amendment to the terms of these options so that their expiration date will be extended until December 31, 2007. If this proposal is approved by the shareholders, the Company will record non-cash compensation expense estimated to be approximately US$150,000.

     It is therefore proposed that the following resolution be adopted at the
Meeting:

     "RESOLVED, that the amendment to the terms of the options granted to Meir
     D. Burstin to purchase 194,739 Ordinary Shares and the terms of the options granted to Mr. Benjamin D. Gaon to purchase 15,000 Ordinary Shares so that their expiration date be extended until December 31, 2007, be, and it hereby is, approved."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the extension of the exercise period of options granted to Mr. Burstin and to Mr. Gaon.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO APPROVE THE EXTENSION OF THE EXERCISE PERIOD OF OPTIONS GRANTED TO MR. BURSTIN AND TO MR. GAON.

                 ITEM 8 - RATIFICATION OF THE APPOINTMENT OF THE
                    COMPANY'S INDEPENDENT REGISTERED PUBLIC
                     ACCOUNTANTS AND AUTHORIZATION OF THEIR
                   COMPENSATION; REVIEW AND DISCUSSION OF THE
                CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 2005

     Kost Forer Gabbay & Kasierer, independent registered public accountants, a member of Ernst & Young Global, have audited the Company's books and accounts since its inception. The Audit Committee and Board of Directors of the Company have approved the re-appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2006. Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

     At the Meeting, shareholders will also be asked to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

     It is therefore proposed that the following resolution be adopted at the
Meeting:

     "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accountants for the fiscal year ending December 31, 2006 be, and it hereby is, ratified, and that the Board of Directors of the Company be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter, is necessary for the approval of the resolution to ratify the appointment of the Company's independent registered public accountants and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to fix the compensation of the independent registered public accountants.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DELEGATE TO THE AUDIT COMMITTEE THE AUTHORITY TO FIX THE COMPENSATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS.

     In addition, in accordance with the Companies Law, the consolidated financial statements of the Company for the year ended December 31, 2005 will be presented at the Meeting. Shareholders are invited to discuss such financial statements at the Meeting. The Company's Annual Report on Form 20-F for the year ended December 31, 2005, including the audited consolidated financial statements of the Company, is available on the Company's website, at www.lanoptics.com. This Item will not involve a vote of the shareholders.

                                            By Order of the Board of Directors

                                            Eli Fruchter
                                            DIRECTOR

Dated: November 8, 2006